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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                              THE RIGHT START, INC.
    ........................................................................
                                (Name of Issuer)

                                  COMMON STOCK
    ........................................................................
                         (Title of Class of Securities)

                                    766574206
    ........................................................................
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
  1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721
    ........................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   10/06/2000
    ........................................................................
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 766574206
                                  SCHEDULE 13D                PAGE 2 OF 10 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAYNE ANDERSON CAPITAL ADVISORS, L.P. - 95-4486379
         (B)    RICHARD A. KAYNE                      - ###-##-####
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
 .............................................................................
                                     7      SOLE VOTING POWER
                                            (A) 0
NUMBER OF                                   (B) 431,869
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY                                    (A) 5,093,723
EACH REPORTING                              (B) 5,525,593
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER
                                            (A) 0
                                            (B) 431,869
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER
                                            (A) 5,093,723
                                            (B) 5,525,593
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 5,093,723
         (B) 5,525,593
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
 .............................................................................
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 54.96%
         (B) 59.61%
 .............................................................................
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766574206                SCHEDULE 13D                     PAGE 3 OF 10




 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARBCO Associates, L.P. - 95-3214739
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              1,687,603
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER

                                            1,687,603
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         1,687,603
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.21%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503               SCHEDULE 13D                PAGE 4 OF 10 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              1,440,574
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER

                                            1,440,574
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         1,440,574
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.54%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503               SCHEDULE 13D                PAGE 5 OF 10 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P. - 95-4111006
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              1,164,486
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER

                                            1,164,486
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         1,164,486
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.56%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503               SCHEDULE 13D             PAGE 6 OF 10 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON CAPITAL PARTNERS, L.P. - 95-4276878
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              591,460
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER

                                            591,460
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         591,460
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.38%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 9

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

         The Right Start, Inc.
         5334 Sterling Center Drive
         Westlake Village, CA  91361

ITEM 2.  IDENTITY AND BACKGROUND

a.       KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

         Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of Kayne Anderson Capital Advisors, L.P. (KACA, LP), a California limited partnership. KACA, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including the following holders of the issuer's Common Stock and Preferred Stock: ARBCO Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P., each of which is a California limited partnership. KACA, LP also serves as investment adviser to other clients, some of which hold the issuer's Common Stock and Preferred Stock. The principal business address of KAIM, Inc., KACA, LP and the investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

         During the past five years, none of KAIM, Inc., KACA, LP, or the four investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.       RICHARD A. KAYNE

         Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer and registered investment adviser. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

         Mr. Kayne is the controlling shareholder (or member) of KAIM, Inc., KAIM, LLC and KA.

         Mr. Kayne is a Director of The Right Start, Inc.

         During the past five years, none of Mr. Kayne, KAIM, LLC, KA or KAIM, LP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc., KAIM, LLC and KAIM, LP. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

         JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

         ALLAN M. RUDNICK.     Chief Investment Officer and Manager of KAIM,
                               LLC.

         HOWARD M. ZELIKOW.    Vice President and Director of KAIM, Inc.
                               Director of The Right Start, Inc.

         ROBERT V. SINNOTT.    Vice President of KAIM, Inc.

         RALPH C. WALTER.      Chief Operating Officer and Treasurer of KAIM,
                               Inc. and KA.

         JERRY R. WELCH.       Vice President of KAIM, Inc.
                               Chairman and CEO of The Right Start, Inc.

         DAVID J. SHLADOVSKY.  General Counsel and Secretary of KAIM, Inc. and
                               KA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KACA, LP, and KAIM, LP, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KACA, LP and Richard A. Kayne report beneficial ownership of 5,093,723 and 5,433,854 shares, representing 55.25% and 58.94% of the shares outstanding, respectively, which amounts include 399,999, 1,691,650, 250,000, 1,263,155 and
50,000 shares of common stock which may be acquired upon conversion of Preferred Series B, Preferred Series C, Preferred Series D, Senior Subordinated Notes due 9/1/2005 and Warrants, respectively.

b. KACA, LP and Richard A. Kayne have shared voting and dispositive power over 5,093,723 shares. Richard A. Kayne has sole voting and dispositive power over 431,869 shares.

         The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACA, LP have shared voting and dispositive power are held by accounts for which KACA, LP serves as investment adviser (and, in some cases, as general partner), including Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P. and Kayne Anderson Diversified Capital Partners, L.P. The shares over which Mr. Kayne and KAIM, LLC have shared voting and dispositive power are held by accounts for which KAIM, LLC serves as investment adviser.


         KACA, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACA, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KACA, LP. Distributions of the shares were made as follows:


                      Common Stock
                       Equivalent       Stock
  Date      Type      # of shares       Price     Where/how transaction effected
--------    ----      -----------       ------    ------------------------------
09/01/00    Buy        842,103*          $4.56     Issuer (Private Placement)
10/06/00     "         250,000**         $2.00     Issuer (Private Placement)
10/06/00     "          50,000***         ****     Issuer (Private Placement)
10/10/00     "         421,051*          $2.38     Issuer (Private Placement)


* Issuable upon conversion of Senior Subordinated Convertible Pay-In-Kind Notes due 9/1/2005.
** May be acquired upon conversion of Series D.
*** Warrants exercisable immediately.
**** Warrants received with Series D at no additional cost.

d. Not applicable

e. Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I      Joint Filing Agreement among Richard A. Kayne and KACA, LP


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            November 20, 2000
--------------------------------------
                  Date

       /S/ Richard A. Kayne
--------------------------------------
            Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By: Kayne Anderson Investment Management, Inc.


By: /S/ David J. Shladovsky
    ---------------------------------
    David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



         /S/ Richard A. Kayne
         ---------------------------------------------
         Richard A. Kayne



         /S/ David J. Shladovsky
         ---------------------------------------------
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner